Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northwest Bancorp, Inc.:
We consent to the use of our reports dated March 12, 2008, with respect to the consolidated statements of financial condition of Northwest Bancorp, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007, the six-month period ended December 31, 2005 and the year ended June 30, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference.
/s/ KPMG LLP
Pittsburgh, Pennsylvania
September 26, 2008